UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 9, 2023

WORLDWIDE WEBB ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40920	98-1587626
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

770 E Technology Way F13-16 Orem, UT	84997
(Address of principal executive offices)	(Zip Code)

(415) 629-9066

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	WWACU	Nasdaq Capital Market
Class A ordinary shares, par value $0.0001 per share	WWAC	Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	WWACW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Business Combination Agreement Amendment

Worldwide Webb Acquisition Corp., a Cayman Islands corporation (“WWAC” or the “Parent”), previously announced that it entered into a Business Combination Agreement, dated as of March 11, 2023 (the “Agreement”), WWAC, WWAC Amalgamation Sub Pte. Ltd., a Singapore private company and wholly-owned Subsidiary of WWAC (“Amalgamation Sub”), and Aark Singapore Pte. Ltd., a Singapore private company (“AARK”), pursuant to which, and subject to the terms and conditions set forth therein, Amalgamation Sub and AARK will amalgamate and continue as one company (the “Amalgamation”), with AARK being the surviving entity and becoming a subsidiary of Parent and as a result thereof, Aeries Technology Business Accelerators Pte. Ltd. becoming a subsidiary of Parent.

On October 9, 2023, WWAC, Amalgamation Sub, and AARK entered into Amendment No. 2 to the Agreement (the “Second Amendment”) to increase the number of Employee Merger Consideration Shares (as defined in the Agreement) from 50,000 to 52,600.

The foregoing description of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amendment, a copy of which is attached as Exhibit 2.1 and is incorporated herein by reference.

Sponsor Support Agreement Amendment

WWAC previously announced that it entered into that certain Sponsor Support Agreement, dated as of March 11, 2023 (the “Sponsor Support Agreement”), by and among WWAC, Worldwide Webb Acquisition Sponsor, LLC, a Cayman Islands limited liability company (the “Sponsor”), and AARK, pursuant to which, among other things, and subject to the terms and conditions set forth therein, the Sponsor agreed to vote at any meeting of the shareholders of the Company all of its Company Class A ordinary shares (as defined in the Sponsor Support Agreement) held of record or thereafter acquired in favor of the proposals relating to the Business Combination (as defined in the Sponsor Support Agreement). Sponsor also agreed that up to 1,500,000 Class B ordinary shares (as defined in the Sponsor Support Agreement) held by Sponsor shall be surrendered to the Company for no consideration and cancelled by the Company effective as of the Effective Time (as defined in the Sponsor Support Agreement) (such cancelled shares, the “Cancelled Shares”); provided that if Sponsor transfers up to 1,000,000 Class B ordinary shares (as defined in the Sponsor Support Agreement) to third parties in connection with seeking approval of an extension proposal (the “Extension Transfer Shares”), then such Extension Transfer Shares so transferred shall reduce (one for one) the number of Cancelled Shares.

On October 9, 2023, WWAC, Amalgamation Sub, and AARK entered into Amendment No. 1 to the Sponsor Support Agreement (the “Sponsor Support Agreement Amendment”) to increase the number of Extension Transfer Shares from 1,000,000 to 1,314,250.

The foregoing description of the Sponsor Support Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement Amendment, a copy of which is attached as Exhibit 10.1 and is incorporated herein by reference.

Non-Redemption Agreement

WWAC previously announced that it entered into non-redemption agreements, dated as of October 8, 2023 (each, a “Non-Redemption Agreement”) with certain unaffiliated third parties (each, a “Holder,” and collectively, the “Holders”) in exchange for such Holders agreeing either not to request redemption in connection with the Extensions (as defined below) or to reverse any previously submitted redemption demand in connection with the Extension with respect to Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”, and such shares subject to each Non-Redemption Agreement, the “Non-Redeemed Shares”), of the Company sold in its initial public offering (the “IPO”) at the extraordinary general meeting called by the Company to, among other things, approve an amendment to the Company’s amended and restated memorandum and articles of association to extend the date by which the Company must (1) consummate a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “business combination”), (2) cease its operations except for the purpose of winding up if it fails to complete such business combination, and (3) redeem all of the Company’s Class A ordinary shares sold in the Company’s IPO, from 24 months from the closing of our IPO to 25 months from the closing of our IPO or such earlier date as is determined by our Board of Directors (the “Board”) to be in the best interests of the Company (such date, the “Extended Date”), and to allow the Company, without another shareholder vote, by resolution of our Board, to elect to further extend the Extended Date in one-month increments up to five additional times (with each such extension being upon five days’ advance notice in writing), for a total of up to 30 months from the closing of our IPO, unless the closing of a business combination will have occurred prior thereto (each an “Extension” and together the “Extensions”).

On October 10, 2023, WWAC entered into Non-Redemption Agreements with certain additional Holders on substantially the same terms as the previously announced Non-Redemption Agreements, and now has Non-Redemption Agreements with respect to an aggregate of 3,733,623 Class A ordinary shares.

The foregoing description of the Non-Redemption Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Non-Redemption Agreement , a copy of which is attached as Exhibit 10.2 and is incorporated herein by reference.

Where You Can Find Additional Information

This Current Report on Form 8-K relates to a proposed business combination transaction among WWAC and Aeries Technology Business Accelerators Pte. Ltd. (“Aeries Technology”). In connection with the proposed transaction, WWAC has filed with the SEC a registration statement on Form S-4 and proxy statement/prospectus to solicit shareholder approval of the proposed business combination. The definitive proxy statement/prospectus (if and when available) will be delivered to WWAC’s shareholders. In connection with the Extension, WWAC has filed with the SEC a definitive proxy statement to solicit shareholder approval of the proposed Extension. The definitive proxy statement related to the Extension will be delivered to WWAC’s shareholders. WWAC may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF WWAC ARE URGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the proxy statement (when available) and other documents that are filed or will be filed with the SEC by WWAC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by WWAC will be available free of charge at Worldwide Webb Acquisition Corp., 770 E Technology Way F13-16, Orem, UT 84097, attention: Chief Executive Officer.

Participants in the Solicitation

WWAC and its directors and executive officers are participants in the solicitation of proxies from the shareholders of WWAC in respect of the proposed transaction and Extension. Information about WWAC’s directors and executive officers and their ownership of WWAC’s Class A ordinary shares is set forth in WWAC’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 31, 2023, and in WWAC’s other periodic and current reports filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement, and WWAC may also file other relevant materials with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Aeries Technology, Aeries and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of WWAC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain statements that are not historical facts but are forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended, for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements regarding the anticipated benefits of the proposed transaction, the combined company becoming a publicly listed company, the anticipated impact of the proposed transaction on the combined companies’ business and future financial and operating results, and the anticipated timing of closing of the proposed transaction. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this report, including but not limited to: (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of WWAC’s securities; (iv) the risk that the transaction may not be completed by WWAC’s business combination deadline and the potential failure to obtain further extensions of the business combination deadline if sought by WWAC; (v) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the Business Combination Agreement by the shareholders of WWAC, the satisfaction of the minimum cash on hand condition following redemptions by the public shareholders of WWAC and the receipt of any governmental and regulatory approvals; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vii) unexpected costs or unexpected liabilities that may result from the proposed transactions, whether or not consummated; (viii) the impact of COVID-19 on Aeries’ business and/or the ability of the parties to complete the proposed transaction; (ix) the effect of disruption from the announcement or pendency of the transaction on Aeries’ business relationships, performance, and business generally; (x) risks that the proposed transaction disrupts current plans and operations of Aeries and potential difficulties in Aeries employee retention as a result of the proposed transaction; (xi) the outcome of any legal proceedings that may be instituted against Aeries or WWAC related to the Business Combination Agreement or the proposed transaction; (xii) the ability to maintain the listing of WWAC’s securities on the Nasdaq Capital Market; (xiii) potential volatility in the price of WWAC’s securities due to a variety of factors, including economic conditions and the effects of these conditions on Aeries’ clients’ businesses and levels of activity, risks related to an economic downturn or recession in India, the United States and other countries around the world, fluctuations in earnings, fluctuations in foreign exchange rates, Aeries’ ability to manage growth, intense competition in IT services including those factors which may affect Aeries’ cost advantage, wage increases in India, the ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, Aeries’ ability to manage the international operations, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, changes in laws and regulations affecting Aeries’s business and changes in the combined company’s capital structure; (xiv) the ability to implement business plans, identify and realize additional opportunities and achieve forecasts and other expectations after the completion of the proposed transaction; (xv) the risk that the post-combination company may never achieve or sustain profitability; (xvi) WWAC’s potential need to raise additional capital to execute its business plan, which capital may not be available on acceptable terms or at all; (xvii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; and (xviii) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries. The forward-looking statements contained in this communication are also subject to additional risks, uncertainties, and factors, including those described in WWAC’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other documents filed or to be filed with the SEC by WWAC from time to time. The forward-looking statements included in this communication are made only as of the date hereof. None of Aeries, WWAC or any of their affiliates undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, subsequent events, circumstances or otherwise, except as may be required by any applicable securities laws.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any vote or approval and is not a substitute for the proxy statement or any other document that WWAC may file with the SEC or send to WWAC’s shareholders in connection with the proposed transaction, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Amendment No. 2 to Business Combination Agreement

10.1	Amendment No. 1 to Sponsor Support Agreement

10.2	Form of Non-Redemption Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 10, 2023)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WORLDWIDE WEBB ACQUISITION CORP.

Date: October 10, 2023	By:	/s/ Daniel S. Webb
	Name:	Daniel S. Webb
	Title:	Chief Executive Officer, Chief Financial Officer and Director

Exhibit 2.1

Execution Version

Amendment No. 2 to Business Combination Agreement

Worldwide Webb Acquisition Corp., a Cayman Islands exempted company limited by shares (“Parent”), WWAC Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares, with company registration number 202300520W (“Amalgamation Sub”), and Aark Singapore Pte. Ltd., a Singapore private company limited by shares, with company registration number 200602001D (“AARK”, together with Parent and Amalgamation Sub, collectively, the “Parties” and individually a “Party”), desire to amend that certain Business Combination Agreement, dated as of March 11, 2023, by and among the Parties (as amended, the “Business Combination Agreement”). Capitalized terms used but not defined herein have the meanings set forth in the Business Combination Agreement.

Pursuant to Section 12.12 of the Business Combination Agreement, the Business Combination Agreement may be modified in whole or in part by a duly authorized agreement in writing executed in the same manner as the Business Combination Agreement. Accordingly, the Parties hereby agree to amend the Business Combination Agreement as follows.

1.	Section 1.1 is amended to amend and restate the following definition:

“Employee Merger Consideration Shares” means 52,600 Parent Class A Ordinary Shares to be issued to employees of the Company pursuant to Section 2.5.

The foregoing amendments shall be deemed effective as of October 9, 2023.

[Remainder of page intentionally left blank; signature page to follow]

1

Each of the Parties have executed this Amendment as of the date first above written.

WORLDWIDE WEBB ACQUISITION CORP.

By:	/s/ Daniel Webb
Name:	Daniel Webb
Title:	CEO

WWAC AMALGAMATION SUB PTE. LTD.

By:	/s/ Daniel Webb
Name:	Daniel Webb
Title:	Director

[Signature Page – Amendment No. 2 to Business Combination Agreement]

2

AARK SINGAPORE PTE. LTD.

By:	/s/ Venu Raman Kumar
Name:	Venu Raman Kumar
Title:	Chairman

[Signature Page – Amendment No. 2 to Business Combination Agreement]

3

Exhibit 10.1

Execution Version

Amendment No. 1 to Sponsor Support Agreement

Worldwide Webb Acquisition Corp., a Cayman Islands exempted company limited by shares (“Parent”), Worldwide Webb Acquisition Sponsor, LLC, a Cayman Islands limited liability company (the “Sponsor”), and Aark Singapore Pte. Ltd., a Singapore private company limited by shares, with company registration number 200602001D (“AARK”, together with Parent and Sponsor, collectively, the “Parties” and individually a “Party”), desire to amend that certain Sponsor Support Agreement, dated as of March 11, 2023, by and among the Parties (the “Sponsor Support Agreement”). Capitalized terms used but not defined herein have the meanings set forth in the Sponsor Support Agreement.

The Parties hereby agree to amend the Sponsor Support Agreement as follows.

1.	Section 2 is amended and restated as follows:

Section 2.  Surrender and Cancellation or Transfer of Shares. Sponsor hereby agrees that, subject to consummation of the Amalgamation, 1,500,000 Parent Class B Ordinary Shares held by Sponsor as of immediately prior to the Amalgamation Effective Time, shall be surrendered to Parent for no consideration and cancelled by Parent effective as of the Amalgamation Effective Time (such cancelled shares, the “Cancelled Shares”). Notwithstanding the foregoing, Sponsor may transfer up to 1,314,250 Parent Class B Ordinary Shares to third parties in connection with seeking approval of a Parent Extension Proposal (the “Extension Transfer Shares”). Such Extension Transfer Shares so transferred shall reduce (one for one) the number of Cancelled Shares. For example, if Sponsor transfers 1,200,000 Extension Transfer Shares, then the number of Cancelled Shares shall be reduced by 1,200,000 and shall be 300,000.

The foregoing amendment shall be deemed effective as of October 9, 2023.

[Remainder of page intentionally left blank; signature page to follow]

1

Each of the Parties have executed this Amendment as of the date first above written.

WORLDWIDE WEBB ACQUISITION CORP.

By:	/s/ Daniel Webb
Name:	Daniel Webb
Title:	CEO

WORLDWIDE WEBB ACQUISITION SPONSOR, LLC

By:	/s/ Daniel Webb
Name:	Daniel Webb
Title:	Manager

[Signature Page – Amendment No. 1 to Sponsor Support Agreement]

2

AARK SINGAPORE PTE. LTD.

By:	/s/ Venu Raman Kumar
Name:	Venu Raman Kumar
Title:	Chairman

[Signature Page – Amendment No. 1 to Sponsor Support Agreement]

3